VF 3-18-02

02019576

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 1 1 2002 143

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 1/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE WINDMILL GROUP, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 ROUTE 202
(No. and Street)

SOMERS (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MACERNYA 914-277-2700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J GARDENER
(Name — *if individual, state last, first, middle name*)

17 PINEHURST RD (Address) FARMINGDALE (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan[t] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE WINDMILL GROUP, LTD, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

[signature]

Signature

President

Title

[signature]

Notary Public

RICHARD J. WALKER
Notary Public, State of New York
No. 01WA4133575
Qualified in Putnam County
Commission Expires Nov. 30, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2001

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2001

TABLE OF CONTENTS

February 7, 2002

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

We have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of The Windmill Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Gardener

Robert J. Gardener

January 16, 2002

734 Walt Whitman Road Suite 413 Melville, NY 11747
14237 U.S. Highway 1 Juno Beach, FL 33408
Telephone: 631.549.6838 Toll Free: 866.266.9980
Fax: 631.549.6826 E-mail: GardenerGroup.com

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash	$ 59,445
Accounts receivable	2,191
Total	61,636
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Assets	$ 61,636

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Deposits payable	$ 2,351
Commissions payable	3,663
Accrued expenses payable	1,975
Total Liabilities	7,989
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(78,053)
Total	53,647
Total Liabilities and Stockholders' Equity	$ 61,636

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 278,798
Miscellaneous	10,066
Total	288,864
Operating Expenses	302,771
Net (loss)	(13,907)
Retained Earnings - (deficit) - January 1, 2001	(64,146)
Retained Earnings - (deficit) - December 31, 2001	$(78,053)

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net (loss)	$(13,907)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
Decrease in accounts receivable	5,719
(Decrease) in commission and accrued expenses payable	(1,203)
Increase in deposits payable	2,351
Total adjustments	6,867
Net cash from operations	(7,040)
Net (decrease) in cash and cash equivalents	(7,040)
Cash and cash equivalents - January 1, 2001	66,485
Cash and cash equivalents - December 31, 2001	$ 59,445

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The present balance is all current and includes $2,191 due from the clearing broker, Cantella, Inc. This amount was received in full in January 2002.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2001.

February 7, 2002

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to your annual report of December 31, 2001, We herewith submit the following exhibits:

"A-1"	Schedule of Operating Expenses
"A"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2001
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In our opinion the aforementioned exhibits present fairly the information under Security Exchange Commission Rule 17A-5(e) (4) in conformity with generally accepted accounting principles.

Robert J. Gardener

Robert J. Gardener

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Expenses

Salaries	$ 2,000
Rent	18,218
Equipment rentals	2,765
Office expense & supplies	963
Postage & delivery	1,475
Telephone	7,292
Automobile expense & travel	2,585
Dues, subscriptions, and licenses	14,635
Advertising & promotion	1,183
Commissions	238,436
Utilities	1,099
Taxes	911
Contributions	849
Professional fees	4,275
Temporary help & research services	823
Miscellaneous	3,155
Repairs	400
Insurance	1,707
Total	$ 302,771
	========

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

Balance - January 1, 2001	$ 67,554
Net Income (loss)	(13,907)
Balance - December 31, 2001	$ 53,647
	=========

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2001

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 533 =======
Minimum Required	$ 5,000 =======
Net Capital Required (Greater of above amounts)	$ 5,000 =======
Excess Net Capital (Net Capital $53,647 per Exhibit C less net capital requirement $5,000)	$ 48,647 =======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 48,647 =======

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total stockholders' equity from the balance sheet equity	$ 53,647
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 53,647
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	53,647
Less: 2% haircut on securities	0
Net Capital	$ 53,647
	========